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                       December 7, 2023

       Chen Yuanhang
       Chief Executive Officer
       LVPAI Group Ltd
       50 West Liberty Street, Suite 880
       Reno, Nevada 89501

                                                        Re: LVPAI Group Ltd
                                                            Form 10-K for the
fiscal year ended January 31, 2023
                                                            Filed May 25, 2023
                                                            Response dated May
15, 2023
                                                            File No. 033-20966

       Dear Chen Yuanhang:

              We issued comments on the above captioned filing on October 2, 2023. On November
       13, 2023, we issued a follow-up letter informing you that comments remained outstanding and unresolved, and absent a substantive response, we would act consistent with our obligations under the federal securities laws.

                As you have not provided a substantive response, we are terminating our review and will take further steps as we deem appropriate. These steps include releasing publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to publicly release comment and response letters relating to disclosure filings it has reviewed.

              Please contact Peter McPhun at 202-551-3581 or Wilson Lee at 202-551-3468 with any questions.




                       Sincerely,


                       Division of Corporation Finance

                       Office of Real Estate & Construction
       cc:                                              Michael Gillespie